Exhibit 99.3

Frequently Asked Questions

Rationale and Key Questions

•	What are Tokyo Electron (“TEL”) and FSI International (“FSI”) announcing?

Tokyo Electron and FSI are announcing that they have reached a definitive agreement under which TEL will acquire FSI in all-cash transaction.

•	What are the Terms of the Transaction?

TEL will acquire FSI in an all-cash transaction for consideration of $6.20 per share, implying a fully-diluted equity value of approximately $253 million. To effect the transaction, TEL will shortly launch a tender offer for all of the shares of FSI, subject to certain customary conditions.

The transaction has been unanimously approved by the boards of directors of Tokyo Electron and FSI, and is not subject to a financing condition, as TEL has sufficient cash on hand to pay for all of the shares.

The offer represents a 53.5% premium to FSI’s closing share price of $4.04 on August 10, 2012, the last trading day prior to announcement of the transaction.

•	Who is Tokyo Electron?

Tokyo Electron Limited, established in 1963, is a leading supplier of innovative semiconductor and FPD production equipment worldwide. Product lines include coater/developers, oxidation/diffusion furnaces, dry etchers, CVD systems, surface preparation systems, gas cluster ion beam technologies, and test systems. To support this diverse product base, TEL has strategically located research & development, manufacturing, sales, and service locations all over the world. TEL is a publicly held company listed on the Tokyo Stock Exchange.

•	Who is FSI?

FSI International, Inc. is a global supplier of surface conditioning equipment, technology and support services for microelectronics manufacturing. Using the company’s broad portfolio of cleaning products, which include batch and single-wafer platforms for immersion, spray and cryogenic aerosol technologies, customers are able to achieve their process performance flexibility and productivity goals. The company’s support services programs provide product and process enhancements to extend the life of installed FSI equipment, enabling worldwide customers to realize a higher return on their capital investment.

•	Why is Tokyo Electron acquiring FSI?

Surface preparation has increasingly become a critical technology in semiconductor manufacturing, and TEL is focused on improving its market position. FSI is a leading provider of cleaning and surface preparation equipment with process capabilities complementary to TEL’s. FSI’s innovativeness, combined with TEL’s expertise and strong track record as a provider of fundamentally reliable batch and single wafer surface preparation equipment with high productivity and outstanding low defect performance, will enable TEL to provide an even stronger overall product lineup. Additionally, the diverse set of tool capabilities greatly enhances TEL’s capacity to offer value-added solutions for the new surface preparation challenges that will inevitably come in the future.

•	What is the contemplated timing of the transaction?

Tokyo Electron, through an indirect wholly-owned subsidiary, expects to launch a cash tender for all outstanding shares of FSI common stock no later than August 27, 2012, followed by a second step merger at the offer price. The closing of the transaction is expected to be completed by the end calendar 2012, and is subject to customary conditions.

•	What approvals will be required to complete this acquisition?

The acquisition will require approval by antitrust authorities in a number of jurisdictions, including the US, Taiwan, Germany, and Israel. Additionally, we are seeking approval of the transaction from the Committee on Foreign Investment in the US (CFIUS).

•	Why did Tokyo Electron acquire FSI at this time?

Today’s industry dynamics make the timing of this transaction critical. Our customers are facing unprecedented technology challenges driven by increased process complexity and increasing manufacturing costs with each subsequent technology node.

Given the industry’s move towards advanced nodes of 20nm or less, and its current purchase considerations, having a strong product portfolio in the single wafer clean segment will help us expand our overall market position.

•	What are the features and strengths of FSI’s products?

FSI has had significant market penetration with two single wafer products, one “wet” and one “dry,” which have unique process capabilities that are complementary to TEL’s existing product portfolio. The Orion product is capable of very high temperature SPM (Sulfuric Acid & Hydrogen Peroxide Mixture) processing. The Antares product enables all dry removal of particles using a process that is not reactive with the underlying surface and which therefore features no film loss even for current and future sensitive materials.

•	What new capabilities will TEL gain from this acquisition?

The acquisition of FSI will add new capabilities in the area of wet high dose implanted photoresist removal. To date, TEL has not offered a high temperature SPM product for high dose implanted photoresist removal.

We believe the product lines of TEL and FSI are complementary, enabling us to provide a stronger and broader overall suite of solutions, and that a multi-product strategy is the best way to provide customers with solutions across their entire application set.

•	What are TEL’s product strengths in the area of surface cleaning?

TEL has been designing, manufacturing, selling, and supporting surface preparation solutions for many years. TEL’s strengths include high reliability and productivity (throughput) in both batch and single wafer tools, across a wide range of applications with minimal defects. TEL surface preparation products are used in the fabs of many leading IC manufacturers worldwide.

•	How will FSI operate as part of Tokyo Electron?

FSI will be run as a separate entity to focus on execution of existing business with strong customers’ traction, and TEL will gradually integrate FSI into TEL.

•	What synergies do you anticipate from operating FSI as part of Tokyo Electron?

Revenue growth synergies: The combination creates the opportunity to grow revenue at a faster rate by:

•	Leveraging TEL’s strong global customer relationships

•	Enhancing the product portfolio by combining complementary capabilities in surface preparation.

Cost-reduction synergies: TEL expects to realize cost synergies through this transaction by:

•	Streamlining supply chains and achieving purchasing efficiencies

•	Reduction in sales and marketing expenses

•	Consolidation of certain operations

•	Savings from FSI’s public company costs

•	Why should FSI’s shareholders be pleased with this agreement?

This transaction values FSI at a price of $6.20 per common share, a 53.5% premium to the share price of $4.04 on August 10, 2012, the last trading day prior to the announcement of the transaction.

The all-cash offer delivers to FSI’s shareholders an attractive premium to the current share price and provides certainty of value and immediate liquidity while removing financing, market, and execution risks to shareholders.

•	What value will this acquisition deliver to TEL’s shareholders?

Based on market projections, we expect this acquisition to deliver strong return on investment for TEL’s shareholders. It is part of TEL’s overall strategy to achieve the leading market position in each of our core segments.

•	Why should Tokyo Electron’s shareholders be satisfied with the price being paid?

The purchase price of $6.20 per share reflects a multiple of approximately 10x analyst consensus estimates for FYE August 2013 earnings.

TEL has been carefully deploying its capital and cash on hand to M&A in order to strengthen its market position and ensure its future growth. This transaction is one of the most important steps for TEL to reinforce its existing portfolio.

We believe that the transaction can generate significant shareholder value to TEL’s shareholders, resulting from the additional market opportunities that the combined company can address and the revenue and cost synergies that can be achieved through the transaction.

•	Why should customers be pleased with this transaction?

Customers will benefit from this transaction because the strengths of the combined company create an improved ability to deliver on customer surface preparation requirements. This acquisition combines the scale, resources, and reliable equipment manufacturing expertise of TEL with the innovative products of FSI. Finally, this acquisition will help us be better positioned as it enables us to achieve further growth in technology expertise and level of quality at a time when the industry is consolidating toward a small number of large suppliers best suited to take on the required investment.

•	Why should employees be pleased with this transaction?

This combination will improve our combined position in the semiconductor equipment industry and will provide employees with new growth opportunities. The transaction is consistent with the ongoing globalization of TEL, which we believe not only makes us more competitive but presents a more rewarding opportunity for employees worldwide.

Frequently Asked Questions

Employees and Operations

•	How will this transaction affect me? What will change?

Right now, nothing changes. We will provide updates on the transaction as we near the closing date. In the meantime, we should continue to focus on serving our customers.

•	Will FSI’s name change as a result of the acquisition?

Following the closing of the merger, FSI will be renamed TEL FSI, Inc.

•	Will there be any organizational changes as a result of the transaction?

From a business and management point-of-view, FSI will be integrated into the Surface Preparation Systems business unit of TEL. However, we would expect most day-to-day activities to remain largely unchanged from current operation. The integration teams will evaluate and develop plans.

•	What will be the role of FSI’s President after the transaction?

Donald Mitchell will continue in his leadership role as President at FSI.

•	Where is Tokyo Electron headquartered, and where are its major operations around the world?

Tokyo Electron is headquartered in Tokyo, Japan with manufacturing facilities located throughout Japan. Its products are marketed through a direct sales force and manufacturer’s representatives located in sales and support offices throughout the USA, Europe, Israel, Korea, Taiwan, China and Singapore.

•	How many people work at FSI, and where are they based around the world?

FSI is headquarted in Chaska, Minnesota and employs approximately 400 people worldwide.

•	Will there be any layoffs as a result of the transaction?

Integration planning will happen over the next several months. Until the transaction is complete, FSI will continue to operate as an independent company. There are no current plans to implement employee layoffs.

•	What will happen to the manufacturing facility in Chaska? Is it likely to shut down?

FSI equipment will continue to be manufactured in Chaska for the foreseeable future.

•	What will Tokyo Electron do for those who are displaced?

We aren’t in a position to make decisions about workforce optimization until after the transaction is complete, when integration begins. As we do in any human resources matter, we are committed to treating employees fairly.

•	What will happen to FSI employees’ stock, options?

In connection with the transaction, employees will be cashed out of any shares or options of FSI stock that they own immediately before the close.

•	Will FSI’s service and support operations be integrated into Tokyo Electron’s operations?

Yes. Service and support will be integrated after the transaction closes, and the companies are still working on integration plans.

•	Will the sales strategies (channels, etc.) of FSI’s products change as a result of this transaction?

FSI will be integrated into TEL’s existing Surface Preparation Systems business unit. Sales and marketing strategies will be integrated into a single strategy.

•	How will salaries, wages and benefits of employees be affected?

In the near-term, FSI will continue with its existing salary and benefits programs.

•	What are the next steps in this process?

We will be focusing on enhancing customer relationships and strengthening the market position of our combined wafer clean systems. At the same time, we will contemplate how to best achieve integration and synergies.

•	What do we say to customers when asked about the transaction?

Customers should know that we are very excited about this transaction and that we believe FSI and Tokyo Electron’s combined resources will enable us to address their specific application needs and technology roadmaps with new cutting-edge products, broader technical expertise and an unparalleled level of quality, service and support.

Frequently Asked Questions

Financial

A.	Deal Terms

•	What are the terms of the agreement?

This acquisition is an all cash transaction whereby Tokyo Electron is offering $6.20 per share through a tender offer for 100% of the shares of FSI. The offer implies an equity value of $252.5 million.

The transaction has been unanimously approved by the boards of directors of Tokyo Electron and FSI, and is not subject to a financing condition, as TEL has sufficient cash on hand to pay for all of the shares.

The offer represents a 53.5% premium to FSI’s closing share price of $4.04 on August 10, 2012.

•	How did TEL determine the price and terms? What are the value assumptions?

The acquisition price is based on a detailed financial review and valuation of the existing businesses, the additional market opportunities we can address together, in addition to a conservative amount of expected annualized cost synergies. The purchase price reflects a multiple of 10.0 times analyst consensus estimates for 2013 earnings.

B.	Earnings Accretion

•	When do you expect FSI will contribute to TEL’s earnings?

We have not completed a detailed analysis of the impact of goodwill amortization. However, we currently expect FSI would begin contributing to TEL’s consolidated earnings in our next fiscal year.

C.	Synergies

•	What synergies do you anticipate from the transaction

Revenue growth synergies: The combination creates the opportunity to grow revenue at a faster rate by:

•	Leveraging TEL’s strong global customer relationships

•	Enhancing the product portfolio by combining complementary capabilities in surface preparation.

Cost-reduction synergies: TEL expects to realize cost synergies through this transaction by:

•	Streamlining supply chains and achieving purchasing efficiencies

•	Reduction in sales and marketing expenses

•	Consolidation of certain operations

•	Savings from FSI’s public company costs

D.	Deal Impacts

•	Will there be any write-offs or other one-time charges as a result of this transaction? When will they be taken?

We are in the process of conducting a detailed analysis.

E.	Balance Sheet

•	How will the balance sheet of the combined company look?

The combined balance sheet (as of June 2012) will have $3.0 billion cash and equivalents with no debt. As FSI has no material liabilities, there will be no negative impact on TEL’s balance sheet.

F.	Approvals and Process

•	When do you expect the agreement to be approved and closed?

We expect the transaction to close before the end of calendar 2012. There will be no shareholders’ approval necessary to consummate the transaction, unless we receive less than 90% of the shares in the tender offer.

•	What hurdles must be cleared for this agreement to close?

This agreement is subject to successful tenders by a minimum of 50% of FSI’s shareholders as well as customary closing conditions and regulatory approvals.

•	Is Tokyo Electron assuming any significant liabilities of FSI under the transaction?

We are acquiring the entire company, including all assets and liabilities. Our diligence efforts have not uncovered any material liabilities to be assumed. FSI currently has no debt on its balance sheet.

•	Does the transaction trigger any change of control terms in material contracts?

Yes, the transaction represents a fundamental change for FSI. Certain employment and customer agreements will be addressed at or prior to the closing.

•	Which advisory firms are involved in this transaction?

Our financial advisor is Goldman Sachs, our legal advisor is Jones Day and our accounting and tax advisor is Ernst & Young. FSI’s financial advisor is Barclays, their legal advisor is Faegre Baker Daniels LLP, and their accounting and tax advisor is KPMG.

Frequently Asked Questions

Markets / Products and Roadmaps

A.	Markets

•	In which markets does FSI compete, and do you expect any significant changes in focus under the agreement and integration plan?

FSI manufactures surface conditioning equipment to clean, strip, or etch the surfaces of silicon wafers and microlithography products used to deposit and develop light sensitive films. The company’s technologies include batch spray processing systems, single wafer cleaning systems, CryoKinetic processing systems, immersion processing systems and resist processing systems. FSI’s single wafer and CryoKinetic cleaning systems will expand Tokyo Electron’s position in these key market areas while FSI’s remaining products are complementary to Tokyo Electron’s existing businesses.

•	What percentage of worldwide surface cleaning does FSI currently represent?

According to Gartner, in 2011, TEL and FSI held market shares of 16% and 3%, respectively, in the cleaning market. We anticipate increased sales of single-wafer wet and dry cleaning systems because of expanded applications in the future, and we hope to achieve further growth through the merger with TEL’s cleaning technology.

B.	Products and Roadmaps

•	What are FSI’s major product lines and key products?

Surface Conditioning Systems:

ORION® Single Wafer Cleaning System

ANTARES® Single Wafer Cryokinetic System

ZETA® Batch Spray System

ZETA® Semi-Auto Batch Spray System

MERCURY® Semi-Auto Batch Spray System

Resist Processing Systems:

POLARIS® Micro Lithography Cluster

•	What are Tokyo Electron’s major product lines and key products?

Semiconductor Production Equipment

–	Thermal Processing - TELFORMULA™, TELINDY™/TELINDY PLUS™, TELINDY™ IRad™

–

Coater / Developers - CLEAN TRACK™ LITHIUS Pro™ V / LITHIUS Pro™-V-i, CLEAN TRACK™ LITHIUS Pro™ / LITHIUS Pro-i, CLEAN TRACK™ LITHIUS™ / LITHIUS™ i+, CLEAN TRACK™ ACT 12/8, CLEAN TRACK ACT™ 12 SOD / 8 SOD, CLEAN TRACK ACT™ M

–	Etch Systems - Telius™ / Telius™ SP, UNITY™ Me, Tactras™

–	Surface Preparation Systems - EXPEDIUS™+, EXPEDIUS™–i, Certas WING™, CELLESTA™+, CELLESTA™ –i, TEL NS300+HT, TEL NS300, TEL NS300+

–	Single Wafer Deposition - Trias™ SPA i, Trias™ Ti/TiN, Trias™ W, Trias™ SPA, Trias™ High-k CVD, Trias™ HP Ti

–	Wafer Probe Systems - Precio octo™, Precio™, WDF™ 12DP, WDF™ DP, TELPADS™-O, PN-300, N-PAF

–	Material Modification Doping - nFusion

–	Corrective Etching / Trimming - Ultra Trimmer

Flat Panel Display (“FPD”) Equipment

–	FPD Coater / Developers - CS Series, Exceliner

–	FPD Etch / Ash Systems – Impressio™, Successio™, SE Series, HT Series, ME Series

•	How large is FSI’s parts and services business?

Approximately $30 million in sales per year.

•	Will FSI’s products continue to be marketed under the FSI brand name?

There are no plans to change FSI’s product names for the foreseeable future.

•	Do you expect to integrate FSI’s mechanical and software platforms with Tokyo Electron’s platforms?

We see opportunity, but need to do some further analysis.

Additional Information

The tender offer for the purchase of the outstanding shares of FSI’s common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, TEL will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and FSI will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, FSI shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, FSI shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to FSI International, Inc., Attention: Benno Sand, Executive Vice President, Business Development, Investor Relations and Secretary, Telephone Number 952.448.8936.

Forward-Looking Statements

This document contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this document include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of FSI’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause FSI’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in FSI’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of FSI’s filings with the SEC may be obtained at the “Investors” section of FSI’s website at www.fsi-intl.com or on the on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this communication and neither TEL nor FSI assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.